SUB-ITEM 77Q1: Exhibits

(b) The text of the revised  investment policy as it is being disclosed in the Registrant’s Annual Report to Shareholders for the fiscal year ended December 31, 2003 is as follows:

IMPLEMENTATION OF BORROWING

Under the Fund’s investment policies, which can be changed by the Board, the Fund is permitted to borrow up to 15% of  the value of its total assets, including the amounts borrowed and use the proceeds for investment purposes, when DIA believes that the return from securities purchased with the borrowed funds will be greater than the cost of the borrowing.  On March 13, 2003, the Board unanimously agreed to permit the Fund to enter into secured borrowings so that the Fund’s portfolio securities could be pledged as collateral for loans.  In addition, the Board recently clarified this policy so that the percentage limitation is measured at the incurrence of the loan, as permitted by the Investment Company Act of 1940.  This means that a later increase or decrease in percentage resulting from a change in value of portfolio securities or amount of total assets will not be considered a violation of the 15% percentage limitation.

In November 2003, the Fund entered into a loan with Custodial Trust Company that permits the Fund to borrow up to the lesser of $15 million or the maximum amount permitted under the Investment Company Act of 1940.  Interest is payable at a variable rate that is tied to 30-day LIBOR plus 1.00% and a portion of the Fund’s portfolio securities have been pledged as collateral to secure this loan.

Borrowing for investment purposes creates an opportunity of increased return, but at the same time, involves special risk considerations.  Borrowing increases the likelihood of greater volatility of net asset value and market price of the Fund’s common stock.  To the extent that the return that the Fund earns on the securities purchased with borrowed monies exceeds the interest paid, the net asset value of the Fund’s shares (and the return of the Fund) will increase to a greater extent than would otherwise be the case.  Conversely, if the return that the Fund earns on the additional securities purchased fails to cover the interest incurred on the monies borrowed, the net asset value of the Fund (and the return of the Fund) would be lower than if borrowing had not been used.  In addition, when  the Fund borrows at a variable interest rate, there is a risk that fluctuations in the interest rate may adversely affect the return to the holders of the Fund's common stock.  Borrowing on a secured basis results in certain additional risks.  Should securities that are pledged as collateral to secure the loan decline in value, the Fund may be required to pledge additional funds in the form of cash or securities to the lender to avoid liquidation of those pledged assets.  In the event of a steep drop in the value of pledged securities, it might not be possible to liquidate assets quickly enough and this could result in mandatory liquidation of the pledged assets in a declining market at relatively low prices.  Furthermore, the investment adviser's ability to sell the pledged securities is limited by the terms of the loan, which may reduce its investment flexibility over the pledged securities.  In addition, the rights of the lender to receive payments of interest on and repayments of principal will be senior to the rights of the Fund's Stockholders.  Successful use of a borrowing strategy may depend on the investment adviser’s ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.